VAN WAGONER FUNDS, INC.

FORM N-SAR

Report for the Six Months ending June 30, 1997


Item 77I - Terms of New or Amended Securities

During the first six months of fiscal 1997, the Company commenced investment operations of three additional portfolios, the Post-Venture Fund, the Capital Appreciation Fund and the Growth Fund. Each of the Funds has one class of shares with a par value of $0.0001. Each share represents a proportionate interest in the particular Fund with each other share of its class and is entitled to such dividends and distributions out of the income belonging to the Fund as declared by the Directors. Shares of each of these classes bear the expenses of the respective Fund, and do not have any preemptive or conversion rights. Upon liquidation of a Fund, shareholders of a class are entitled to share pro rata in the net assets belonging to that Fund available for distribution.